United States securities and exchange commission logo





                          May 6, 2024

       Lisa Locklear
       Chief Financial Officer
       Longeveron Inc.
       1951 NW 7th Avenue, Suite 520
       Miami, FL 33136

                                                        Re: Longeveron Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2024
                                                            File No. 333-278995

       Dear Lisa Locklear:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Minter, Esq.